

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

<u>Via E-mail</u>
Mr. James H. Nicholson
Chief Financial Officer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **Re:** **PVF Capital Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 19, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 000-24948**

Dear Mr. Nicholson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant